Goulston & Storrs, P.C.

400 Atlantic Avenue

Boston, MA 02110

August 7, 2006

FILED VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20459

Mail Stop 4561

Attn:	Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance

Re:	Sohu.com Inc. (“Sohu”)
Form 10-K for the Fiscal Year Ended December 31, 2005 (the “2005 10-K”)
Form 10-Q for the Quarterly Period Ended March 31, 2006 (the “March 31, 2006 10-Q”) File No. 000-30961

Dear Mr. Krikorian:

This letter reflects Sohu’s responses to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) addressed to Dr. Charles Zhang, dated July 17, 2006 (the “Comment Letter”). As we indicated in our letter to the Staff on August 1, 2006, the Comment Letter was sent by regular mail to China, and as a result was not received by Sohu until July 31, 2006. We note for the Staff’s future reference that this firm is listed as a U.S. mailing address in materials, including the 2005 10-K and the March 31, 2006 10-Q, filed by Sohu with the SEC.

Sohu’s responses to the Comment Letter are set forth below. These responses are numbered so as to correspond to the comment numbers in the Comment Letter.

RESPONSES TO COMMENT LETTER

Form 10-K for the Fiscal Year Ended December 31, 2005

Staff Comment

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“M,D&A”)

Results of Operations

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Non-advertising Revenue, page 42

1.	We note your disclosure, “The decrease in SMS revenues primarily resulted from tightened controls over billing procedures and practices by [y]our mobile network operators.” We note similar disclosure on page 46 as the reason for the decrease in SMS revenue from fiscal year 2003 to fiscal year 2004. Tell us why the billing procedures of your mobile network operators would impact your sales and how the change in billing procedures correlate to changes in your actual sales. In addition, tell us your consideration for providing disclosure explaining the underlying implications of your mobile network operators tightening billing controls and whether the resulting decrease in revenue represents a trend. We refer you to SEC Release 33-8350, Section III.B.3 and 4.

Sohu Response

As indicated in various other places in the 2005 10-K, including in the discussion of Critical Accounting Policies in the 1st paragraph on page 39 in M,D&A, the 2nd and 3rd paragraphs on page 21, and the 1st paragraph on page 25 under “Risk Factors,” while Sohu provides wireless services through its website and records the delivery of the service in its internal systems, Sohu relies on the mobile network operators as a distribution platform to deliver the services and bill mobile phone users for service fees for the wireless services provided by Sohu. Examples of changes in billing procedures and practices that can affect Sohu’s wireless revenue are included in the fourth bullet point on page 22 of the 2005 10-K.

Sohu has informed us that the tightened controls over billing procedures and practices that were primarily responsible for the decrease of SMS revenue during 2004 were: (1) in the third quarter of 2004, a mobile network operator reduced the price ceiling on SMS products, thus lowering the price that could be charged to the users; and (2) beginning in the third quarter of 2004, a mobile network operator rolled out a new billing system to its various provincial subsidiaries, which resulted in termination of certain subscription relationships (i.e., customer contracts) between Sohu and the users that did not meet the revised criteria of active subscribers under more stringent definition set by the mobile network operator.

In 2005, the decrease in SMS revenue resulted primarily from the full-year impact of the two changes in the billing procedures and practices made during in the second half of 2004 described above.

Sohu has indicated that it did not, as of the time of the filing of the 2005 10-K, consider the reduction in revenues as a result of the tightening of billing procedures to be a “known trend” that was likely to continue after 2005. We note, however, that the possibility of further reductions associated with the nature of the billing procedures for wireless services is discussed in several places in the Risk Factors section of the 2005 10-K, including in the second risk factor on page 18, the second risk factor on page 21, and the risk factor beginning at the bottom of page 21 and continuing to page 22, and is also discussed under “Critical Accounting Policies and Estimates” at page 38.

Sohu has also informed us that, in view of the fact that there have been recent additional changes in the billing practices of the mobile operators in China (as Sohu reported in a press release issued on July 7, 2006) that are expected to reduce revenues, it will consider, in connection with future filings, whether such changes in billing practices constitute a known trend that should be disclosed in M,D&A.

Staff Comment

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 55

2.	We note your chief executive and financial officers concluded that your disclosure controls and procedures are “effective and are reasonably designed to ensure that all material information relating to the Company required to be included in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.” Tell us, and confirm that you will disclose in future filings, whether your officers, concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(b)(2)(e)[Note: we assume that the intended reference was to Rule 13a-15(e)].

Sohu Response

Sohu has confirmed that, in connection with concluding that its disclosure controls and procedures were effective as of December 31, 2005 (the end of the period covered by the 2005 10-K), its Chief Executive Officer and Chief Financial Officer had concluded that, as of December 31, 2005, Sohu’s disclosure controls and procedures were effective to ensure that information required to be disclosed was accumulated and communicated to management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Sohu has also confirmed that, in future filings, it will indicate whether its Chief Executive Officer and Chief Financial Officer have made similar conclusions.

Staff Comment

Notes to Consolidated Financial Statements

18. Income Taxes, page F-25

3.	We note your disclosure, “The Company has provided a full valuation allowance against net deferred tax assets due to the uncertainties surrounding their realization.” Explain the uncertainties surrounding the realization of your net deferred tax assets. In this respect, provide your analysis supporting your conclusion that based on the weight of available evidence, it is more likely than not that all of the deferred tax assets will not be realized as of December 31, 2004 and 2005; we refer you to paragraphs 17.e, 18 and 20 through 25 of SFAS 109. Ensure that your analysis addresses how you considered (1) your history of reporting net income during the most recent three years and (2) the expected increase in your applicable PRC tax rate in 2006.

Sohu Response

As disclosed in Note 18 to the consolidated financial statements included in the Form 10-K for the year ended December 31, 2005, Sohu had an accumulated federal net operating loss of $42 million available to offset against future federal income tax liabilities in the United States as at December 31, 2005. The amount was $29 million as of December 31, 2004. These net operating losses resulted in gross deferred tax assets of $14 million and $10 million, which represents 92% and 100% of the total gross deferred tax assets as of December 31, 2005 and 2004, respectively. Sohu does not file consolidated tax returns in the United States, thus, only taxable income generated in the United States would be available to offset these net operating losses. The taxable losses for federal income tax purpose in the United States were $5 million and $25 million for the year of 2005 and 2004, respectively. The majority of Sohu’s consolidated net income is generated by its China operations, which would not be available to offset the accumulated net operating losses in the United States until the amounts are repatriated. As disclosed on page 40 under “Critical Accounting Policies and Estimates” of Sohu’s 2005 10-K, there is no intention in the foreseeable future to repatriate this income to the United States where it would be taxable. Sohu anticipates it will continue to be in an operating loss position for US federal income tax purposes for the foreseeable future.

The remaining 8% of gross deferred tax assets of Sohu as of December 31, 2005 resulted from net operating losses and temporary differences related to certain of Sohu’s China-based subsidiaries, none of which is expected to be in taxable position in the foreseeable future.

Accordingly, for these tax assets Sohu has determined it is more likely than not that these deferred tax assets will not be realized and has recorded a full valuation allowance as prescribed by SFAS 109, “Accounting for Income Taxes.”

Form 10-Q for the Quarterly Period Ended March 31, 2006

Staff Comment

Item 4. Controls and Procedures, page 50

4.	We note your chief executive and financial officers concluded that your disclosure controls and procedures are “effective and designed to ensure that material information relating to Sohu would be made known to them by others within the company.” Tell us whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In addition, tell us whether your officers also concluded that your disclosure controls and procedures are effective and designed to ensure that all material information relating to the Company required to be included in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Please confirm that you will provide the appropriate disclosures pursuant to Exchange Act Rule 13a-15(b)(2)(e) [Note: we assume that the intended reference was to Rule 13a-15(e)] in future filings.

Sohu Response

Sohu has confirmed that, in connection with concluding that its disclosure controls and procedures were effective as of March 31, 2006 (the end of the period covered by the March 31, 2006 10-Q), its Chief Executive Officer and Chief Financial Officer had concluded that, as of March 31, 2006, Sohu’s disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to its management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure, and had also concluded that

Sohu’s disclosure controls and procedures were effective and designed to ensure that all material information relating to Sohu required to be included in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Sohu has also confirmed that, in future filings, including the Form 10-Q for the period ended June 30, 2006, it will indicate whether its Chief Executive Officer and Chief Financial Officer have made similar conclusions.

Form 8-K filed on April 26, 2006

Staff Comment

Exhibit 99.1

5.	We note your use of non-GAAP financial measures, which exclude the impact of share-based compensation from your GAAP results. Please address the following with respect to your use of such non-GAAP measures:

Staff Comment

■	We believe the non-GAAP operating statement columnar format (i.e. “non-GAAP net income excluding share-based compensation expense”) appearing in Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non- GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K, Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, and SAB Topic 14G.

Sohu Response

Sohu will follow the Staff’s suggestion to present only the non-GAAP measures that are discussed in the narrative section of future earnings releases in the reconciliation of each individual non-GAAP measure to the most directly comparable GAAP financial measure, and not present a non-GAAP operating statement in columnar format in future earnings releases. Specific non-GAAP measures that will be discussed in the narrative section and presented are:

-	Advertising non-GAAP gross margin,

-	Non-advertising non-GAAP gross margin,

-	Non-GAAP gross margin,

-	Non-GAAP operating expenses,

-	Non-GAAP operating profit,

-	Non-GAAP net income,

-	Non-GAAP basic net income per share, and

-	Non-GAAP diluted net income per share.

Staff Comment

■	Your presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP product development expenses and non-GAAP general and administrative expenses. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified, reconciled and addressed in the accompanying disclosure. See Items 10(e)(l)(i)(C), 10(e)(l)(i)(D) and 10(e)(2) of Regulation S-K.

Sohu Response

Sohu considers that each individual non-GAAP measure disclosed complies with Item 10 of Regulation S-K, Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, and SAB Topic 14G in the following respects:

-	Sohu has furnished a reconciliation of each individual non-GAAP measure to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP, pursuant to Item 10(e)(1)(i)(B).

-	Pursuant to Item 10(e)(1)(i)(C), Sohu has included a statement disclosing that its management believes that excluding the share-based compensation expense in its non-GAAP financial measure of net income is useful information for itself and to investors as it provides a more meaningful comparison of its current operation results to those of prior periods and improves the user’s understanding of its performance.

-	Pursuant to Item 10(e)(1)(i)(D), Sohu advises the Staff that management uses these non-GAAP financial measures in the setting of its annual budgets and quarterly forecasts, employees’ performance measure, preparation of monthly financial results for internal reporting and business and industry analysis.

Staff Comment

■	We note your disclosure provides your non-GAAP financial results without a presentation of the most directly comparable measure calculated in accordance with GAAP. For example, you disclose non-GAAP operating expenses, non-GAAP advertising gross margin, and non-GAAP non-advertising gross margin on page 6. When disclosing such non-GAAP financial results, you must also present your comparable GAAP results pursuant to Item 10(e)(l)(i)(A) of Regulation S-K.

Sohu Response

Sohu agrees with the Staff that it omitted discussing the most directly comparable measure pursuant to Item 10(e)(1)(i)(A) when it discussed the non-GAAP operating expenses, non-GAAP advertising gross margin and non-GAAP non-advertising gross margin in the earnings release. In future earnings releases and filings, Sohu will discuss the most comparable GAAP measure in the same section as the non-GAAP measure.

Staff Comment

■	Clarify whether you reasonably believe it is probable that the financial impact of amounts excluded from your non-GAAP measures will become immaterial within a near-finite period. In addition, tell us why you believe that it is permissible to eliminate the impact of recurring charges. We refer you to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Sohu Response

Sohu does not believe that the financial impact of amounts excluded from the non-GAAP measures, specifically the share-based compensation expense, will become immaterial within a near-finite period because it has been a practice for Sohu to grant stock options and restricted shares units as part of its employee compensation, mainly to attract and retain employees, from time to time. Sohu also does not identify the share-based compensation expense as non-recurring, infrequent or unusual. Following the Staff’s guidance in SAB 14G that “while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance,” Sohu supplementally advises the Staff the reasons it believes such non-GAAP measures are useful for evaluating performance include:

-	The amount of share-based compensation expense cannot be anticipated by management and business line leaders, especially for new grants, as the computation of the expense is dependent on variables that can be determined only when those options are granted. Therefore, share-based compensation expenses are not built into the annual budgets and quarterly forecasts. These budgets and forecasts are the basis for information provided to analysts and investors as guidance for future operating performance.

-	As share-based compensation expense does not involve any upfront or subsequent cash outflow, Sohu does not factor this in when evaluating expenditure for approval.

-	As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.

Staff Comment

■	We note you eliminate share-based compensation from gross profit, sales and marketing expenses, product development expenses, general and administrative expenses, and other measures. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (sales and marketing, general and administrative expensive, etc.) or how this non-GAAP-information improves user’s understanding of your performance. Share-based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients[’] overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company’s overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

Sohu Response

Sohu respectfully refers the Staff to its responses above on how management uses the non-GAAP information to conduct or evaluate its business. Sohu considers share-based compensation to be an additional layer of compensation, apart from its cash-based compensation to its employees. The payment in the form of share-based compensation is entirely discretionary; therefore a non-issuance of such an award is not considered a removal from the individual’s overall compensation package. Sohu grants share-based awards not based on its annual performance, but instead at its discretion to key employees to attract and retain them. Since share-based compensation expense is attributed over the vesting period of the award unlike the cash bonus paid to employees based on Sohu’s performance in a specific period, such share-based compensation expense therefore cannot be directly correlated to the top-line or vice versa in the attribution period. In addition, Sohu considers share-based compensation expense as non-cash in nature, which does not impact decisions on resource allocation and therefore excluding it from the financial results can assist Sohu and its investors in assessing Sohu’s financial operating performance and liquidity, as well as provide a consistent basis for comparing results from prior years where minimal or no share-based compensation was recorded.

We note for the Staff’s information that Sohu’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, to be filed on or about August 9, 2006, includes the changes to Item 4 that reflects Sohu’s consideration of the Staff’s comments in the Comment Letter.

Accompanying this letter is a statement from Sohu acknowledging the matters specified at the end of the Comment Letter.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter or the transmitted materials.

Sincerely,

/s/ Timothy B. Bancroft
Timothy B. Bancroft

Attachment

cc:	Ms. Carol Yu